FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

SCHEDULE 5

SCHEDULE 5 BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of Company
Abbey National PLC
2. Name of scheme
Abbey National Executive Share Option Scheme
3. Period of return:
From 01/03/2004 To 31/08/2004
4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
650,178 ordinary 10p shares
5. Number of shares issued / allotted under scheme during period:
1,485,010
6. Balance under scheme not yet issued / allotted at end of period
1,165,168
7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
25,000,000 ordinary 10p shares 25/08/1993
1,500,000 ordinary 10p shares 31/03/1999
1,500,000 ordinary 10p shares 07/09/2001
2,000,000 ordinary 10p shares 02/08/2004
Please confirm total number of shares in issue at the end of the period in order for us to update our records
7,500,000
Contact for queries
Name Karen Carson

SCHEDULE 5

Address	2 Triton Square, Regent's Place, London, NW1 3AN
Telephone	0207 756 4358
Person making the return
Name	Karen Carson
Position	Secretariat Assistant
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 1 September 2004	By: /s/ Karen Carson
Karen Carson Abbey Secretariat